PREMIUM BILL

Insured:	EDWARD JONES MONEY MARKET FUND	Date: October 18, 2023

Producer:	MARSH USA INC

Company:	FEDERAL INSURANCE COMPANY

THIS BILLING IS TO BE ATTACHED TO AND FORM PART OF THE BOND REFERENCED BELOW.

NOTE:	PLEASE RETURN THIS BILL WITH REMITTANCE AND NOTE HEREON ANY CHANGES. BILL WILL BE RECEIPTED AND RETURNED TO YOU PROMPTLY UPON REQUEST.

PLEASE REMIT TO PRODUCER INDICATED ABOVE. PLEASE REFER TO:

EFFECTIVE DATE	BOND NUMBER	COVERAGE		PREMIUM
November 21, 2023	82631429	ICAP		$586
To
December 31, 2023		EXTENSION
15% Commission

			TOTAL	$586

FEDERAL INSURANCE COMPANY

Endorsement No.: 8

Bond Number: 82631429

NAME OF ASSURED: EDWARD JONES MONEY MARKET FUND

EXTENDED BOND PERIOD ENDORSEMENT

It is agreed that this Bond is amended by deleting ITEM 1. of the DECLARATIONS and substituting the following:

ITEM 1.	BOND PERIOD:	from	12:01 a.m. on	November 21, 2022
		to	12:01 a.m. on	December 31, 2023

This Endorsement applies to loss discovered after 12:01 a.m. on November 21, 2023.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: October 18, 2023	By
Authorized Representative

ICAP Bond

Form 17-02-5032 (Ed. 11-02)

ASSISTANT SECRETARY’S CERTIFICATE

I, Gregory Rees, Assistant Secretary of the Edward Jones Money Market Fund (the “Trust”) hereby certify that the following resolutions were adopted by the Board of Trustees of the Trust (the “Board” and the members thereof, the “Trustees”), including a majority of the Trustees who are not “interested persons” of the Trust as defined in the Investment Company Act of 1940, as amended (the “1940 Act”) (the “Independent Trustees”), at a meeting duly called and held on August 30-31, 2023 (the “Meeting”) at which a quorum was present and acting throughout:

WHEREAS, the Governance & Nominating Committee of the Board has reviewed, and recommends for approval, entering into a fidelity bond as described at this Meeting, so that the amount of insurance is equal to $2.5 million or the amount required by the 1940 Act, for a stub period from the expiration of the Trust’s current fidelity bond to December 31, 2023 (the “Stub Period Bond”);

NOW, THEREFORE, IT IS RESOLVED, that each of the officers of the Trust is hereby authorized to enter into the Stub Period Bond for a stub period from the expiration of the Trust’s current fidelity bond to December 31, 2023;

FURTHER RESOLVED, that the Stub Period Bond will cover, among other things, the officers of the Trust in accordance with the requirements of Rule 17g-1 under the 1940 Act;

FURTHER RESOLVED, that after considering such factors as the value of the aggregate assets of the Trust to which any person covered under the Stub Period Bond may have access and the nature of the securities in the portfolio of the Trust, Olive Street Investment Advisers, LLC has represented and it is the judgment of the Board that the form of and the amount of the Stub Period Bond is reasonable, and is hereby approved;

FURTHER RESOLVED, that in approving the Stub Period Bond, the Board has given due consideration to the amount of the premium of the Stub Period Bond;

FURTHER RESOLVED, that each of the officers of the Trust is hereby authorized and directed to pay on behalf of the Trust the premium;

FURTHER RESOLVED, that each of the officers of the Trust is hereby instructed to make all filings with the U.S. Securities and Exchange Commission and to give all notices required by Rule 17g-1 under the 1940 Act on behalf of the Trust with respect to the Stub Period Bond;

FURTHER RESOLVED, that each of the officers of the Trust is hereby authorized and directed to increase the amount of the Stub Period Bond at any time and from time to time as they may deem necessary or appropriate to comply with Rule 17g-1 under the 1940 Act, such determination to be conclusively evidenced by such acts; and

FURTHER RESOLVED, that each of the officers of the Trust is hereby authorized to execute and deliver such documents as may be necessary to effect the Stub Period Bond and authorized and directed to take such other actions as they deem reasonably necessary to carry out these resolutions and to comply with Rule 17g-1 under the 1940 Act.

IN WITNESS WHEREOF, I have hereunto set my hand this 21st day of December, 2023.

/s/ Gregory M. Rees
Gregory M. Rees
Assistant Secretary of the Trust